

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in U.S. dollars unless stated otherwise)

GOLDCORP ANNOUNCES EXTENSION OF DATE TO ACQUIRE COMMON SHARES OF OSISKO MINING CORPORATION

Vancouver, British Columbia, February 18, 2014 – GOLDCORP INC. **(TSX: G, NYSE: GG)** announced today that it has extended its offer to acquire all of the outstanding common shares of Osisko Mining Corporation ("Osisko") (TSX: OSK, Deutsche Boerse: EWX) until 5:00 p.m. EST on March 10, 2014. Osisko shareholders who tender to the offer will be entitled to receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share. All other conditions remain unchanged. A Notice of Extension will be sent to Osisko shareholders by Goldcorp in due course.

The offer represents a premium of 28% over the 20-day volume-weighted average share price of Osisko from all trading on Canadian exchanges for the period ending January 10, 2014.

The full details of the Offer are set out in the takeover bid circular (the "Circular") and related documents that were filed by Goldcorp with the Canadian provincial securities regulators and are available for review on Goldcorp's website at www.goldcorp.com and on SEDAR under Osisko's profile at www.sedar.com.

Goldcorp encourages securityholders of Osisko to read the full details of the Offer set forth in the Circular which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Osisko shareholders can tender their Osisko shares to the Offer. For assistance in depositing Osisko shares to the Offer, Osisko shareholders should contact the Depositary, CST Trust Company, who can be contacted at 1-800-387-0825 toll free in North America or at 416-682-3860 outside of North America or by e-mail at inquiries@canstockta.com; or the Information Agent, D.F. King, who can be contacted at 212-269-5550 for all banks and brokerage firms or at 1-800-290-6431 toll-free for all others or by email at information@dfking.com.

For additional information on Goldcorp's offer for Osisko, please visit the Company's website at www.goldcorp.com.

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of the US Securities Act, as amended, the US Exchange Act, as amended, and the United States *Private Securities Litigation Reform Act of 1995* with the intention of obtaining the benefits of the "safe harbour" provisions of such laws and applicable Canadian securities Laws concerning the proposed transaction and the business, operations and financial performance and condition of Goldcorp Inc. ("**Goldcorp**") and Osisko Mining Corporation ("**Osisko**").

Forward-looking statements include, but are not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the formal offer (the "Offer") to acquire all of the outstanding common shares of Osisko, the market for and listing of the common shares of Goldcorp, the value of the common shares of Goldcorp received as consideration under the Offer, the ability of Goldcorp to complete the transactions contemplated by the Offer, reasons to accept the Offer, the purpose of the Offer. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative of these terms or other variations of these terms or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might", "seeks" or "will", "occur" or "be achieved" or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause Goldcorp's actual results, performance or achievements to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including that Goldcorp will be successful in acquiring 100% of the issued and outstanding common shares of Osisko, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived, the price of gold and silver, anticipated costs and the ability to achieve goals. Many of these assumptions are based on factors and events that are not within the control of Goldcorp and there is no assurance they will prove to be correct. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

The foregoing factors are not intended to represent a complete list of the factors that could affect Goldcorp and the acquisition of Osisko by Goldcorp. Additional factors are noted elsewhere in the Offer and Circular dated January 14, 2014 that has been filed under Osisko's profile on www.sedar.com and in the documents incorporated by reference therein.

Goldcorp does not intend or undertake to publically update any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Any forward-looking statements of facts related to Osisko discussed or disclosed herein are derived from Osisko's publicly filed documents or records.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Goldcorp or Osisko. Such an offer may only be made pursuant to an offer and take-over bid circular Goldcorp intends to file with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com